MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                 BALANCE SHEETS
                           AT JUNE 30 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                         CONCEPTS                               CURRENT YEAR              PREVIOUS YEAR
S                                                                 Amount        %            Amount      %
-----------------------------------------------------------------------------------------------------------

           1 TOTAL ASSETS .....................................  33,965,481   100          21,768,408   100
           2 CURRENT ASSETS ...................................  19,373,398    57           9,039,311    42
           3 CASH AND SHORT-TERM INVESTMENTS ..................   5,622,228    17           3,580,585    16
           4 ACCOUNTS AND NOTES RECEIVABLE (NET) ..............  10,201,668    30           2,918,742    13
           5 OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE ..........     925,085     3           1,191,960     5
           6 INVENTORIES ......................................   1,714,860     5           1,142,000     5
           7 OTHER CURRENT ASSETS .............................     909,557     3             206,024     1
           8 LONG-TERM ........................................  11,647,346    34          10,272,026    47
           9 ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..........   3,476,932    10           6,476,909    30
          10 INVESTMENT IN SHARES OF NON-CONSOLIDATED
             SUBSIDIARIES AND ASSOCIATES ......................     355,814     1             541,928     2
          11 OTHER INVESTMENTS ................................   7,814,600    23           3,253,189    15
          12 PROPERTY, PLANT AND EQUIPMENT ....................   2,491,085     7           1,123,009     5
          13 PROPERTY .........................................   1,939,919     6             643,906     3
          14 MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .........   1,845,365     5           1,980,273     9
          15 OTHER EQUIPMENT ..................................     550,630     2             393,618     2
          16 ACCUMULATED DEPRECIATION .........................   2,050,351     6           1,894,788     9
          17 CONSTRUCTION IN PROGRESS .........................     205,522     1                   0     0
          18 OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)      337,342     1             635,197     3
          19 OTHER ASSETS .....................................     116,310     0             698,865     3

          20 TOTAL LIABILITIES ................................  20,588,930   100          15,382,654   100

          21 CURRENT LIABILITIES ..............................  13,122,113    64           6,276,446    41
          22 SUPPLIERS ........................................   2,834,943    14           2,052,416    13
          23 BANK LOANS .......................................   4,782,022    23             432,521     3
          24 STOCK MARKET LOANS ...............................      25,913     0              11,252     0
          25 TAXES TO BE PAID .................................     247,561     1             179,302     1
          26 OTHER CURRENT LIABILITIES ........................   5,231,674    25           3,600,955    23
          27 LONG-TERM LIABILITIES ............................   6,865,334    33           8,641,892    56
          28 BANK LOANS .......................................   1,624,651     8           3,237,417    21
          29 STOCK MARKET LOANS ...............................   5,115,360    25           5,070,510    33
          30 OTHER LOANS ......................................     125,323     1             333,965     2
          31 DEFERRED LOANS ...................................      14,841     0              13,139     0
          32 OTHER NON CURRENT LIABILITIES ....................     586,642     3             451,177     3

          33 CONSOLIDATED STOCK HOLDERS' EQUITY ...............  13,376,551   100           6,385,754   100


          34 MINORITY INTEREST ................................   4,415,808    33             602,431     9
          35 MAJORITY INTEREST ................................   8,960,743    67           5,783,323    91
          36 CONTRIBUTED CAPITAL ..............................   7,309,974    55           4,921,507    77
          79 CAPITAL STOCK ....................................   5,691,795    43           3,325,116    52
          39 PREMIUM ON SALES OF SHARES .......................   1,618,179    12           1,596,391    25
          40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES .......           0     0                   0     0
          41 CAPITAL INCREASE (DECREASE) ......................   1,650,769    12             861,816    13
          42 RETAINED EARNINGS AND CAPITAL RESERVE ............   1,561,131    12           1,003,049    16
          44 OTHER ACCUMULATED COMPREHENSIVE RESULT ...........      89,638     1            -141,233    -2
          80 SHARES REPURCHASED ...............................           0     0                   0     0

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                 BALANCE SHEETS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                     CONCEPTS                                         CURRENT YEAR             PREVIOUS YEAR
S                                                                        Amount      %             Amount      %
------------------------------------------------------------------------------------------------------------------

  3      CASH AND SHORT-TERM INVESTMENTS .......................        5,622,228   100           3,580,585   100
 46      CASH ..................................................        1,934,303    34           1,691,971    47
 47      SHORT-TERM INVESTMENTS ................................        3,687,925    66           1,888,614    53

  7      OTHER CURRENT ASSETS ..................................          909,557   100             206,024   100
 81      DERIVATIVE FINANCIAL INSTRUMENTS ......................                0     0                   0     0
 82      DISCONTINUED OPERATIONS ...............................                0     0                   0     0
 83      OTHER .................................................          909,557   100             206,024   100

 18      DEFERRED ASSETS (NET) .................................          337,342   100             635,197   100
 48      AMORTIZED OR REDEEMED EXPENSES ........................          337,342   100             635,197   100
 49      GOODWILL ..............................................                0     0                   0     0
 51      OTHERS ................................................                0     0                   0     0

 19      OTHER ASSETS ..........................................          116,310   100             698,865   100
 84      INTANGIBLE ASSET FROM LABOR OBLIGATIONS ...............           87,090    75                 123     0
 85      DERIVATIVE FINANCIAL INSTRUMENTS ......................           29,220    25              65,228     9
 50      DEFERRED TAXES ........................................                0     0             633,514    91
 86      DISCONTINUED OPERATIONS ...............................                0     0                   0     0
 87      OTHER .................................................                0     0                   0     0

 21      CURRENT LIABILITIES ...................................       13,122,113   100           6,276,446   100
 52      FOREING CURRENCY LIABILITIES ..........................        7,840,639    60           3,603,310    57
 53      MEXICAN PESOS LIABILITIES .............................        5,281,474    40           2,673,136    43

 26      OTHER CURRENT LIABILITIES .............................        5,231,674   100           3,600,955   100
 88      DERIVATIVE FINANCIAL INSTRUMENTS ......................                0     0                   0     0
 89      INTEREST LIABILITIES ..................................                0     0                   0     0
 68      PROVISIONS ............................................          976,301    19             792,821    22
 90      DISCONTINUED OPERATIONS ...............................                0     0                   0     0
 58      OTHER CURRENT LIABILITIES .............................        4,255,373    81           2,808,134    78

 27      LONG-TERM LIABILITIES .................................        6,865,334   100           8,641,892   100
 59      FOREING CURRENCY LIABILITIES ..........................        5,989,338    87           7,556,786    87
 60      MEXICAN PESOS LIABILITIES .............................          875,996    13           1,085,106    13

 31      DEFERRED LOANS ........................................           14,841   100              13,139   100
 65      NEGATIVE GOODWILL .....................................                0     0                   0     0
 67      OTHERS ................................................           14,841   100              13,139   100

 32      OTHER LIABILITIES .....................................          586,642   100             451,177   100
 66      DEFERRED TAXES ........................................          125,765    21                   0     0
 91      OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE ......          163,036    28              14,510     3
 92      DISCONTINUED OPERATIONS ...............................                0     0                   0     0
 69      OTHERS LIABILITIES ....................................          297,841    51             436,667    97

79       CAPITAL STOCK .........................................        5,691,795   100           3,325,116   100
37       CAPITAL STOCK (NOMINAL) ...............................        5,640,043    99           3,177,819    96
38       RESTATEMENT OF CAPITAL STOCK ..........................           51,752     1             147,297     4

 42      RETAINED EARNINGS AND CAPITAL RESERVE .................        1,561,131   100           1,003,049   100
 93      LEGAL RESERVE .........................................          178,936    11             183,336    18
 43      RESERVE FOR REPURCHASE OF SHARES ......................          676,531    43             634,231    63
 94      OTHER RESERVES ........................................                0     0                   0     0
 95      RETAINED EARNINGS .....................................          481,119    31              47,696     5
 45      NET INCOME FOR THE YEAR ...............................          224,545    14             137,786    14

 44      OTHER ACCUMULATED COMPREHENSIVE RESULT ................           89,638   100            -141,233   100
 70      ACCUMULATED INCOME DUE TO MONETARY POSITION ...........                0     0                   0     0
 71      INCOME FROM NON-MONETARY POSITION ASSETS ..............                0     0                   0     0
 96      CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION ...           89,638   100            -141,233   100
 97      CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS                0     0                   0     0
 98      CUMULATIVE EFFECT OF DEFERRED INCOME TAXES ............                0     0                   0     0
 99      LABOR OBLIGATION ADJUSTMENT ...........................                0     0                   0     0
100      OTHER .................................................                0     0                   0     0

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                        CONCEPTS                                   CURRENT YEAR            PREVIOUS YEAR
S                                                                         Amount                    Amount
---------------------------------------------------------------------------------------------------------------
57   OTHER CURRENT LIABILITIES WITH COST........................           57,916                    59,351
63   OTHER LOANS WITH COST......................................          125,323                   333,965
72   WORKING CAPITAL............................................        6,251,285                 2,762,865
73   PENSIONS FUND AND SENIORITY PREMIUMS.......................            6,230                     5,242
74   EXECUTIVES (*).............................................               24                        15
75   EMPLOYERS (*)..............................................            4,439                     2,783
76   WORKERS (*)................................................           15,374                     9,594
77   CIRCULATION SHARES (*).....................................      404,429,087               311,481,586
78   REPURCHASED SHARES (*).....................................                0                         0
101  RESTRICTED CASH............................................          335,693                   310,943
102  NET DEBT  OF NON CONSOLIDATED COMPANIES....................                0                         0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.



                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                              STATEMENTS OF INCOME
                FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                      CONCEPTS                           CURRENT YEAR              PREVIOUS YEAR
R                                                            Amount     %              Amount      %
------------------------------------------------------------------------------------------------------

  1      NET SALES ................................       10,124,538   100           8,461,942   100
  2      COST OF SALES ............................        8,672,798    86           7,458,351    88
  3      GROSS INCOME .............................        1,451,740    14           1,003,591    12
  4      OPERATING ................................          714,166     7             580,950     7
  5      OPERATING INCOME .........................          737,574     7             422,641     5
  6      TOTAL FINANCING COST .....................           52,350     1             125,914     1
  7      INCOME AFTER FINANCING COST ..............          685,224     7             296,727     4
  8      OTHER FINANCIAL OPERATIONS ...............          -13,281     0             -57,982    -1
 44      SPECIAL ITEMS ............................                0     0                   0     0
  9      INCOME BEFORE TAXES AND WORKERS' PROFIT
         SHARING ..................................          698,505     7             354,709     4
 10      RESERVE FOR TAXES AND WORKERS' PROFIT
         SHARING ..................................          290,094     3             167,505     2
 11      NET INCOME AFTER TAXES AND WORKERS' PROFIT
         SHARING ..................................          408,411     4             187,204     2
 12      SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES ..............            4,633     0              61,264     1
 13      CONSOLIDATED NET INCOME OF CONTINUOUS ....          413,044     4             248,468     3

 14      INCOME OF DISCONTINUOUS OPERATIONS .......                0     0                   0     0
 15      CONSOLIDATED NET INCOME BEFORE
         EXTRAORDINARY ITEMS ......................          413,044     4             248,468     3
 16      EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                 0     0                   0     0
 17      NET EFFECT AT THE BEGINNING OF THE YEAR BY
         CHANGES IN ACCOUNTING PRINCIPLES .........                0     0                   0     0
 18      NET CONSOLIDATED INCOME ..................          413,044     4             248,468     3
 19      NET INCOME OF MINORITY INTEREST ..........          188,499     2             110,682     1
 20      NET INCOME OF MAJORITY INTEREST ..........          224,545     2             137,786     2

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                       CONCEPTS                             CURRENT YEAR             PREVIOUS YEAR
R                                                              Amount      %             Amount      %
---------------------------------------------------------------------------------------------------------

  1      NET SALES ...................................       10,124,538   100           8,461,942   100
 21      DOMESTIC ....................................        9,177,696    91           7,175,332    85
 22      FOREIGN .....................................          946,842     9           1,286,610    15
 23      TRANSLATED INTO DOLLARS (***) ...............           83,555     1             120,020     1

  6      TOTAL FINANCING COST ........................           52,350   100             125,914   100
 24      INTEREST PAID ...............................          243,074   464             237,687   189
 42      LOST IN RESTATEMENT OF UDIS .................                0     0              27,333    22
 45      OTHER FINANCE COSTS .........................                0     0                   0     0
 26      INTEREST EARNED .............................          170,685   326             140,871   112
 46      OTHER FINANCIAL PRODUCTS ....................                0     0                   0     0
 25      EXCHANGE LOSSES .............................          -30,688   -59              10,827     9
 28      GAIN DUE TO MONETARY POSITION ...............           10,649    20              -9,062    -7

 10      RESERVE FOR TAXES AND WORKERS' PROFIT SHARING          290,094   100             167,505   100
 32      INCOME TAX ..................................           83,589    29              22,173    13
 33      DEFERED INCOME TAX ..........................          129,786    45             131,586    79
 34      WORKERS' PROFIT SHARING .....................           25,508     9              12,326     7
 35      DEFERED WORKERS' PROFIT SHARING .............           51,211    18               1,420     1


(***) THOUSANDS OF DOLLARS



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                             AUDITED Final Printing

REF                          CONCEPTS                      CURRENT YEAR             PREVIOUS YEAR
R                                                              Amount                     Amount
--------------------------------------------------------------------------------------------------------

36       TOTAL SALES..................................       10,141,105                 8,489,767
37       NET INCOME OF THE YEAR.......................                0                  -477,770
38       NET SALES (**)...............................       20,233,139                16,051,485
39       OPERATION INCOME (**)........................        1,379,405                   818,433
40       NET INCOME OF MAYORITY INTEREST(**)..........          593,000                   445,920
41       NET CONSOLIDATED INCOME (**).................          920,608                   624,960
47       OPERATIVE DEPRECIATION AND ACCUMULATED.......          410,842                   391,085


(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                     CURRENT YEAR            PREVIOUS YEAR
RT                                                         Amount     %            Amount      %
---------------------------------------------------------------------------------------------------
  1      NET SALES ................................      5,509,681   100         4,311,265   100
  2      COST OF SALES ............................      4,775,375    87         3,795,669    88
  3      GROSS INCOME .............................        734,306    13           515,596    12
  4      OPERATING ................................        350,449     6           298,850     7
  5      OPERATING INCOME .........................        383,857     7           216,746     5
  6      TOTAL FINANCING COST .....................         44,221     1           105,304     2
  7      INCOME AFTER FINANCING COST ..............        339,636     6           111,442     3
  8      OTHER FINANCIAL OPERATIONS ...............        -17,520     0           -31,003    -1
 44      SPECIAL ITEMS ............................              0     0                 0     0
  9      INCOME BEFORE TAXES AND WORKERS' PROFIT
         SHARING ..................................        357,156     6           142,445     3
 10      RESERVE FOR TAXES AND WORKERS' PROFIT
         SHARING ..................................        154,668     3            67,293     2
 11      NET INCOME AFTER TAXES AND WORKERS' PROFIT
         SHARING ..................................        202,488     4            75,152     2
 12      SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES ..............          2,536     0            56,136     1
 13      CONSOLIDATED NET INCOME OF CONTINUOUS ....        205,024     4           131,288     3

 14      INCOME OF DISCONTINUOUS OPERATIONS .......              0     0                 0     0
 15      CONSOLIDATED NET INCOME BEFORE
         EXTRAORDINARY ITEMS ......................        205,024     4           131,288     3
 16      EXTRAORDINARY ITEMS NET EXPENSES (INCOME)               0     0                 0     0
 17      NET EFFECT AT THE BEGINNING OF THE YEAR BY
         CHANGES IN ACCOUNTING PRINCIPLES .........              0     0                 0     0
 18      NET CONSOLIDATED INCOME ..................        205,024     4           131,288     3
 19      NET INCOME OF MINORITY INTEREST ..........        111,122     2            63,378     1
 20      NET INCOME OF MAJORITY INTEREST ..........         93,902     2            67,910     2

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                       CURRENT YEAR            PREVIOUS YEAR
RT                                                            Amount     %            Amount      %
-----------------------------------------------------------------------------------------------------

  1      NET SALES ...................................      5,509,681   100         4,311,265   100
 21      DOMESTIC ....................................      4,961,613    90         3,700,761    86
 22      FOREIGN .....................................        548,068    10           610,504    14
 23      TRANSLATED INTO DOLLARS (***) ...............         46,732     1            59,479     1

  6      TOTAL FINANCING COST ........................         44,221   100           105,304   100
 24      INTEREST PAID ...............................        134,606   304           166,258   158
 42      LOST IN RESTATEMENT OF UDIS .................              0     0            21,465    20
 45      OTHER FINANCE COSTS .........................              0     0                 0     0
 26      INTEREST EARNED .............................         67,187   152            98,935    94
 46      OTHER FINANCIAL PRODUCTS ....................              0     0                 0     0
 25      EXCHANGE LOSSES .............................        -25,983   -59            17,590    17
 28      GAIN DUE TO MONETARY POSITION ...............          2,785     6            -1,074    -1

 10      RESERVE FOR TAXES AND WORKERS' PROFIT SHARING        154,668   100            67,293   100
 32      INCOME TAX ..................................         52,294    34            -2,038    -3
 33      DEFERED INCOME TAX ..........................         61,808    40            63,782    95
 34      WORKERS' PROFIT SHARING .....................         11,842     8             3,516     5
 35      DEFERED WORKERS' PROFIT SHARING .............         28,724    19             2,033     3


(***) THOUSANDS OF DOLLARS



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR        PREVIOUS YEAR
RT                                                                  Amount              Amount
-------------------------------------------------------------------------------------------------

47       OPERATIVE DEPRECIATION AND ACCUMULATED
           IMPAIRMENT LOSSES                                      191,783              207,900


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing

REF
P                     CONCEPTS                             CURRENT YEAR          PREVIOUS YEAR
-----------------------------------------------------------------------------------------------

     YIELD
------------------------------------------------------
 1   NET INCOME TO NET SALES .........................        4.07 %                 2.94 %
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........        6.62 %                 7.70 %
 3   NET INCOME TO TOTAL ASSETS (**) .................        2.71 %                 2.86 %
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        0.00 %                 0.00 %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...       -2.58 %                 3.64 %

     ACTIVITY
------------------------------------------------------
 6   NET SALES TO NET ASSETS (**) ....................        0.60 times             0.74 times
 7   NET SALES TO FIXED ASSETS (**) ..................        8.11 times            14.29 times
 8   INVENTORIES ROTATION (**) .......................       10.18 times            12.29 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............      157.70 days             53.98 days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)        3.68 %                 4.06 %

     LEVERAGE
-----------------------------------------------------
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       60.61 %                70.66 %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        1.54 times             2.41 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       67.17 %                72.55 %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      275.60 %               769.53 %
15   OPERATING INCOME TO INTEREST PAID ...............        3.03 times             1.78 times
16   NET SALES TO TOTAL LIABILITIES (**) .............        0.98 times             1.03 times

     LIQUIDITY
------------------------------------------------------
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        1.48 times             1.44 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        1.34 times             1.26 times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        0.94 times             0.58 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       42.85 %                57.04 %

     CASH FLOW
------------------------------------------------------
21   CASH FLOW FROM NET INCOME TO NET SALES ..........        6.95 %                 9.84 %
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................      -21.27 %               -21.65 %
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................       -5.97 times            -4.20 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................       95.95 %                97.30 %
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................        4.04 %                 2.70 %
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................      108.23 %               -23.50 %


(**)IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                 DATA PER SHARE
                            CONSOLIDATED INFORMATION

                                 Final Printing

REF                     CONCEPTS                            CURRENT YEAR                    PREVIOUS YEAR
D                                                               Amount                          Amount
-------------------------------------------------------------------------------------------------------------------

1     BASIC PROFIT PER ORDINARY SHARE (**)                   Ps.     1.51                    Ps.     1.43
2     BASIC PROFIT PER PREFERENT SHARE (**)                  Ps.     0.00                    Ps.     0.00
3     DILUTED PROFIT PER ORDINARY SHARE (**)                 Ps.     0.00                    Ps.     0.00
4     CONTINUOUS OPERATING PROFIT PER COMUN
       SHARE(**)                                             Ps.     2.34                    Ps.     2.01
5     EFFECT OF DISCONTINUOUS OPERATING ON
       CONTINUOUS OPERATING PROFIT PER SHARE (**)            Ps.     0.00                    Ps.     0.00
6     EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
       CONTINUOUS OPERATING PROFIT PER SHARE (**)            Ps.     0.00                    Ps.     0.00
7     EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
       CONTINUOUS OPERATING PROFIT PER SHARE (**)            Ps.     0.00                    Ps.     0.00
8     CARRYING VALUE PER SHARE                               Ps.    22.16                    Ps.    18.57
9     CASH DIVIDEND ACUMULATED PER SHARE                     Ps.     0.00                    Ps.     0.00
10    DIVIDEND IN SHARES PER SHARE                                   0.00 shares                     0.00 shares
11    MARKET PRICE TO CARRYING VALUE                                 1.45 times                      1.47 times
12    MARKET PRICE TO BASIC PROFIT PER ORDINARY
       SHARE (**)                                                   21.24 times                     19.03 times
13    MARKET PRICE TO BASIC PROFIT PER PREFERENT
       SHARE (**)                                                    0.00 times                      0.00 times


(**)TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
MONTHS.

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                      CONCEPTS                           CURRENT YEAR      PREVIOUS YEAR
C                                                                Amount            Amount
-----------------------------------------------------------------------------------------------

  1      CONSOLIDATED NET INCOME ......................         413,044           248,468
  2      +(-) ITEMS ADDED TO INCOME WHICH DO NOT
         REQUIRE USING CASH ...........................         290,834           584,985
  3      CASH FLOW FROM NET INCOME OF THE YEAR ........         703,878           833,453
  4      CASH FLOW FROM CHANGE IN WORKING CAPITAL .....      -2,153,939        -1,832,347
  5      CASH GENERATED (USED) IN OPERATING ACTIVITIES       -1,450,061          -998,894
  6      CASH FLOW FROM EXTERNAL FINANCING ............       1,203,825           536,869
  7      CASH FLOW FROM INTERNAL FINANCING ............          50,684            14,884
  8      CASH FLOW GENERATED (USED) BY FINANCING ......       1,254,509           551,753
  9      CASH FLOW GENERATED (USED) IN INVESTMENT
         ACTIVITIES ...................................        -502,252           336,945
 10      NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
         INVESTMENTS ..................................        -697,804          -110,196
 11      CASH AND SHORT-TERM INVESTMENTS AT THE
         BEGINNING OF PERIOD ..........................       6,320,032         3,690,781
 12      CASH AND SHORT-TERM INVESTMENTS AT THE END
         OF PERIOD ....................................       5,622,228         3,580,585

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                      CONCEPTS                               CURRENT YEAR      PREVIOUS YEAR
C                                                                    Amount            Amount
--------------------------------------------------------------------------------------------------

2        + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
           USING CASH                                                290,834           584,985
13       +  DEPRECIATION AND AMORTIZATION FOR THE YEAR               410,844           391,098
41       + (-) OTHER ITEMS                                          -120,010           193,887

4        CASH FLOW FROM CHANGE IN WORKING CAPITAL                 -2,153,939        -1,832,347
18       + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE          -2,603,102           423,944
19       + (-) DECREASE (INCREASE)  IN INVENTORIES                  -451,119            72,339
20       + (-) DECREASE (INCREASE)  IN OTHER ACCOUNT
          RECEIVABLE                                                -820,812        -1,757,618
21       + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT               904,230          -132,661
22        + (-) INCREASE (DECREASE) IN OTHER LIABILITIES             816,864          -438,351

6        CASH FLOW FROM EXTERNAL FINANCING                        1,203,825           536,869
23       + SHORT-TERM BANK AND STOCK MARKET FINANCING               629,677           883,824
24       + LONG-TERM BANK AND STOCK MARKET FINANCING                      0         2,493,809
25       + DIVIDEND RECEIVED                                              0                 0
26       + OTHER FINANCING                                          145,233            26,915
27       (-) BANK FINANCING AMORTIZATION                           -126,640        -2,600,472
28       (-) STOCK MARKET AMORTIZATION                               -2,320                 0
29       (-) OTHER FINANCING AMORTIZATION                                 0            -7,124
42       + (-) OTHER ITEMS                                          557,875          -260,083

7        CASH FLOW FROM INTERNAL FINANCING                           50,684            14,884
30       + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                 50,684            14,884
31       (-) DIVIDENS PAID                                                0                 0
32       + PREMIUM ON SALE OF SHARES                                      0                 0
33       + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                      0                 0
43       + (-) OTHER ITEMS                                                0                 0

9         CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
           ACTIVITIES                                              -502,252           336,945
34       + (-)  DECREASE (INCREASE) IN STOCK INVESTMENTS
         OF A PERMANENT NATURE                                         -113            -3,229
35       (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT          -543,642           -79,235
36       (-) INCREASE IN CONSTRUCTIONS IN PROGRESS                        0                 0
37       + SALE OF OTHER PERMANENT INVESTMENTS                        5,061           620,276
38       + SALE OF TANGIBLE FIXED ASSETS                             90,118            17,807
39       + (-) OTHER ITEMS                                          -53,676          -218,674
